
05004590

U.S. Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Funding Mortgage Securities I, Inc.	0000774352
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Current Report on Form 8-K 2005-SA1 FOR 2/24/05	333-106093
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)


FEB 2 8 2005

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 24th day of February 2005.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

By: ______________________
Name: Heather Anderson
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2005, that the information set forth in this statement is true and complete.

By: ______________________

Name:
Title:

New Issue Marketing Materials

$292,853,100(approximate)

RFMSI Series 2005-SA1 Trust
Mortgage Pass-Through Certificates,
Series 2005-SA1

Residential Funding Mortgages Securities I, Inc.
Depositor

Residential Funding Corporation
Mortgage Loan Seller

Residential Funding Corporation
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All Statistical Information is based upon information as of February 1, 2005

February 22, 2005

$292,853,100 (approx)

RFMSI Series 2005-SA1 Trust

Mortgage Asset-Backed Pass-Through Certificates, Series 2005-SA1

Class	Certificate Size (1)	Expected Ratings (2)	Credit Enhance %age (3)	Interest Rate Type	Collateral Type	Certificate Type
Offered Certificates						
I-A-1	$ 50,000,000	AAA/Aaa	3.50%	WAC (4)	3-Yr. Hybrid	Group I Senior PT
I-A-2	$ 21,040,000	AAA/Aaa	4.00%	WAC (4)	3-Yr. Hybrid	Group I Super Senior PT
I-A-3	$ 1,520,000	AAA/Aa1	3.50%	WAC (4)	3-Yr. Hybrid	Group I Senior Support PT
II-A-1	$ 72,376,100	AAA/Aaa	3.50%	WAC (5)	5-Yr. Hybrid	Group II Senior PT
III-A-1	$ 139,947,000	AAA/Aaa	3.50%	WAC (6)	5-Yr. Seasoned Hybrid	Group III Senior PT
M-1	$ 3,837,000	AA/Aa2	2.20%	WAC (7)	Total Portfolio	Crossed Mezzanine
M-2	$ 2,805,000	A/A2	1.25%	WAC (7)	Total Portfolio	Crossed Mezzanine
M-3	$ 1,328,000	BBB/Baa2	0.80%	WAC (7)	Total Portfolio	Crossed Mezzanine

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.

(2) It is a condition to the issuance of the Offered Certificates that they be rated by at least two of the rating agencies.

(3) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and additional rating agency analysis.

(4) The Class I-A-1, Class I-A-2 and Class I-A-3 Certificates will bear interest at a variable Pass-Through Rate equal to the weighted average of the net mortgage rates of the group I loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.610%].

(5) The Class II-A-1 Certificates will bear interest at a variable Pass-Through Rate equal to the weighted average of the net mortgage rates of the group II loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.916%].

(6) The Class III-A-1 Certificates will bear interest at a variable Pass-Through Rate equal to the weighted average of the net mortgage rates of the group III loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.611%].

(7) The Class M Certificates and Class B Certificates will bear interest at a variable Pass-Through Rate equal to the weighted average of the Pass-Through Rates for the Class I-A-1, Class I-A-2, Class I-A-3, Class II-A-1 and Class III-A-1 Certificates weighted in proportion to the results of subtracting from the aggregate principal balance of the related loan group, the aggregate Certificate Principal Balance of the related class or classes of Class A Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.688%].

Depositor:	Residential Funding Mortgage Securities I, Inc.
Mortgage Loan Seller:	Residential Funding Corporation.
Master Servicer:	Residential Funding Corporation.
Underwriter:	Bear, Stearns & Co. Inc.
Trustee/Paying Agent:	U.S. Bank National Association.
Cut-off Date:	February 1, 2005.
Closing Date:	On or about February 25, 2005.
Settlement Date:	On or about February 28, 2005.
Rating Agencies:	The Offered Certificates will be rated by Standard & Poor's ("S&P) and Moody's Investors Service, Inc. ("Moody's").
Legal Structure:	REMIC.
Optional Call:	10% cleanup call.
Distribution Date:	25th of each month, or the next business day if such day is not a business day, commencing March 25, 2005.
Remittance Type:	Scheduled/Scheduled.
Form of Registration:	The Offered Certificates will be issued in book-entry form through DTC.
Cross-Collateralization:	The Class M Certificates and Class B Certificates will be subordinate certificates issued representing interests in all three loan groups.
ERISA:	The Offered Certificates may be eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts assets, subject to considerations described in the prospectus supplement.
SMMEA:	The Class A Certificates and Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Advancing Obligation:

The Master Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the Master Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses.

Compensating Interest:

For any Distribution Date, the Master Servicer will cover prepayment interest shortfalls up to an amount equal to the lesser of (a) one-twelfth of 0.125% of the aggregate principal balance of the mortgage loans immediately preceding that Distribution Date and (b) the sum of the master servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans.

Interest Accrual Period:

The interest accrual period on the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (24 days).

Other Certificates:

The following classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the Offered Certificates, but are not offered hereby.

Certificate	Orig. Balance	PT Rate
Class B-1	$ 886,000	WAC (see footnote 7)
Class B-2	$ 443,000	WAC (see footnote 7)
Class B-3	$ 1,035,062	WAC (see footnote 7)

Collateral Description:

As of February 1, 2005, the aggregate principal balance of the mortgage loans described herein is approximately $295 million. The Mortgage Loans are conventional, adjustable rate Six-Month LIBOR and One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring either three or five years after the date of origination ("Hybrid ARMs"). The mortgage loans are secured by first liens on one- to four-family residential properties.

Below is a further summary of the collateral characteristics, as of February 1, 2005, of the mortgage loans expected to be in the mortgage pool by loan group, and for the total pool:

MLG	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos to Roll
I – 3 yr. Hybrid	25%	4.910%	4.610%	358	2.298%	1.998%	2.285%	1.893%	10.910%	34
II – 5 yr Hybrid	25%	5.227%	4.916%	359	2.336%	2.026%	4.773%	1.901%	10.394%	59
III – 5 yr. Hybrid Seasoned	50%	5.030%	4.611%	354	2.286%	1.867%	5.001%	1.987%	10.031%	54
Totals:	100%	5.049%	4.688%	357	2.302%	1.941%	4.251%	1.942%	10.347%	50

NOTE: the information related to the mortgage loans described herein reflects information as of February 1, 2005. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the mortgage loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the mortgage loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to a decrease of up to 10% from amounts shown on the front cover hereof.**

Underwriting Standards:

The mortgage loans were underwritten to the guidelines of Residential Funding Corporation as more fully described in the prospectus supplement.

Credit Enhancement:

Credit enhancement for the Offered Certificates will be provided by a senior/subordinate shifting interest structure. The Class M Certificates and the Class B Certificates represent interests in all three loan groups and provide credit enhancement for the Class A Certificates.

Cash-Flow Description:

Distributions on the Certificates will be made on the 25th day of each month (or the next business day if the 25th is not a business day). Distributions on the Class A Certificates will generally be made from the available funds of the related loan group. Distributions on the Class M Certificates and the Class B Certificates will be made from available funds of all three loan groups. "Available Funds" for any distribution date and with respect to each loan group will be an amount that generally includes (1) all previously undistributed principal and interest portions of scheduled payments, principal prepayments and the principal and interest portions of net liquidation proceeds in respect of the mortgage loans in the related loan group, (2) any monthly advances and compensating interest payments made by the Master Servicer for such distribution date in respect of the mortgage loans in the related loan group and (3) under limited circumstances, certain prepayments allocated from the available funds of another loan group, net of fees payable to, and amounts reimbursable to, the Master Servicer, any subservicers and the Trustee. Available funds for each loan group will be distributed according to the following priority:

Group I Available Funds

1. Payments of interest to the holders of the Class I-A-1, Class I-A-2 and Class I-A-3 Certificates on a pro rata basis, at a rate equal to their Pass-Through Rate; and

2. Payments of principal to the holders of the Class I-A-1, Class I-A-2 and Class I-A-3 Certificates, concurrently and on a pro rata basis.

Group II Available Funds

1. Payments of interest to the holders of the Class II-A-1 Certificates at a rate equal to their Pass-Through Rate ;and

2. Payments of principal to the holders of the Class II-A-1 Certificates.

Group III Available Funds

1. Payments of interest to the holders of the Class III-A-1 Certificates at a rate equal to their Pass-Through Rate; and

2. Payments of principal to the holders of the Class III-A-1 Certificates.

Any Remaining Available Funds from all Loan Groups

1. Payments of interest and then principal, in that order, sequentially, to the holders of the Class M Certificates in order of their numerical class designations such that each such class shall receive (a) interest at a rate equal to such class' Pass-Through Rate (as described on page 2 hereof), and (b) the principal amount due such class; and

2. Payments of interest and then principal, in that order, sequentially, to the holders of the Class B Certificates in order of their numerical class designations such that each such class shall receive (a) interest at a rate equal to such class' Pass-Through Rate (as described on page 2 hereof), and (b) the principal amount due such class.

Shifting Interest:

The Class A Certificates will be entitled to receive 100% of the prepayments on the mortgage loans up to and including the distribution date in [February 2012]. A disproportionately large portion of the prepayments will be allocated to the related Class A Certificates up to and including the distribution date in [February 2016], subject to loss and delinquency tests described in the prospectus supplement

Notwithstanding the foregoing, if after 3 years the current available credit enhancement for the Class A Certificates is equal to two times the initial available credit enhancement for the Class A Certificates, subject to certain loss and delinquency tests described in the prospectus supplement, then prepayments will be allocated among all certificates on a pro rata basis.

If such doubling occurs prior to the third anniversary and the delinquency and loss tests are met, then the Class M Certificates and the Class B Certificates will receive 50% of their pro rata share of prepayments.

Allocation of Losses:

Realized Losses on the mortgage loans will be allocated to the most subordinate class of Class B Certificates outstanding beginning with the Class B-3 Certificates, until the Certificate Principal Balance of each of the Class B Certificates has been reduced to zero. Thereafter, realized losses will be allocated to the most subordinate class of Class M Certificates outstanding beginning with the Class M-3 Certificates, until the Certificate Principal Balance of each of the Class M Certificates has been reduced to zero.

Thereafter, realized losses on the group I loans will be allocated to the Class I-A-1, Class I-A-2 and Class I-A-3 Certificates on a pro rata basis, provided that any realized losses allocable to the Class I-A-2 Certificates shall be allocated to the Class I-A-3 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, realized losses on the group II loans will be allocated to the Class II-A-1 Certificates, realized losses on the group III loans will be allocated to the Class III-A-1 Certificates.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based on or will be subject to the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. *Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.*

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. *You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results* are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current)
and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis,
which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the
value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the *Information is being furnished on the condition that it will not form a primary basis for any investment decision.* The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

STATEMENT REGARDING CBO PRICING

The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exit for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other
person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.

FASTrader
JJS-05S1 A6 (1-A-6)

JJS-05S1 A6 (1-A-6)

Dated Date: 2/1/05
Trade Date: 2/25/05
Settle Date: 2/25/05
Date of 1st CF: 3/25/05
Pmts Per Year:
Manager:
Face: .00
Speed Assumpt.:

Pricing
WAC: .00
WAM: 278.52
Type:

Collateral
Cumulative Prepayment

Monthly Prepayment
Date PSA CPR

Deal Comments

Tranche Details

Des:	A6	P-Des:	A6
Cusip:		Description:	SEN/FIX/NAS
Orig. Bal:	25,977,000.00	Current Bal:	25,977,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.50	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas
Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.67	2.89	3.13	3.48	3.87	4.06	4.19	4.29	4.38	4.47
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.54	4.61	4.67	4.73	4.78	4.83	4.87	4.91	5.02	5.09

Settlement Date: 2/28/2005 Valuation Date: 2/24/2005 Yield Curve: USD Swap

Results

Prepay			0% PSA	100% PSA	300% PSA	400% PSA	500% PSA
Price	100:21+	Yield	5.48	5.46	5.44	5.43	5.42
Price	100:25+	Yield	5.47	5.45	5.42	5.41	5.40
Price	100:29+	Yield	5.46	5.44	5.40	5.39	5.38
Price	101: 1+	Yield	5.45	5.42	5.39	5.38	5.36
Price	101: 5+	Yield	5.44	5.41	5.37	5.36	5.34
Price	101: 9+	Yield	5.43	5.40	5.36	5.34	5.33
Price	101:13+	Yield	5.42	5.39	5.34	5.33	5.31

Security	% of Orig. Bal	Face Value
JJS-05S1 A6 (1-A-6)	100.00	25,977,000.00



Global Assumptions

Settlement Date : 28-Feb-2005
Pricing Date : 24-Feb-2005
Use Hist. Coupon
Use Actual Factor
Ending Factor Date: 09/09/9999
Multiple

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.670	2.890	3.130	3.485	3.872	4.056	4.186	4.293	4.382	4.466
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.543	4.613	4.675	4.730	4.785	4.826	4.867	4.908	5.024	5.092

Specific Parameters

Scenario	Prepay	Description
1	0.0000 PSA	
2	100.0000 PSA	
3	300.0000 PSA	
4	400.0000 PSA	
5	500.0000 PSA	

JJS-05SA1 AA ()

		Pricing	
Dated Date:	2/1/05	WAC:	.00
Trade Date:	2/25/05	WAM:	.00
Settle Date:	2/25/05	Type:	
Date of 1st CF:	3/25/05	Collateral	
Pmts Per Year:		Cumulative Prepayment	
Manager:	BEARS		
Face:	325,067,173.00		
Speed Assumpt.:			

Monthly Prepayment
Date PSA CPR

Deal Comments

Tranche Details

Des:	AA	P-Des:	AA
Cusip:		Description:	
Orig. Bal:	21,040,000.00	Current Bal:	21,040,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	4.61	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.67	2.89	3.13	3.48	3.87	4.06	4.19	4.29	4.38	4.47
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.55	4.61	4.68	4.73	4.79	4.83	4.87	4.91	5.03	5.09

Settlement Date: 2/28/2005 Valuation Date: 2/24/2005 Yield Curve: USD Swap

Results

1YR_TRES		3.10000	3.10000	3.10000	3.10000	3.10000
1Y_LIB		3.42000	3.42000	3.42000	3.42000	3.42000
6M_LIB		3.11000	3.11000	3.11000	3.11000	3.11000
PUT_FLAG		.00000	.00000	.00000	.00000	.00000
Prepay		0% CPR	10% CPR	25% CPR	40% CPR	50% CPR
STEP_OVERRIDE		.00000	.00000	.00000	.00000	.00000
Price 100:18+	Yield	5.20	4.98	4.64	4.31	4.08
Price 100:22+	Yield	5.18	4.96	4.60	4.24	3.99
Price 100:26+	Yield	5.17	4.93	4.55	4.17	3.89
Price 100:30+	Yield	5.16	4.91	4.51	4.09	3.80
Price 101: 2+	Yield	5.15	4.89	4.47	4.02	3.71
Price 101: 6+	Yield	5.14	4.87	4.42	3.95	3.61
Price 101:10+	Yield	5.13	4.85	4.38	3.88	3.52

Security	% of Orig. Bal	Face Value
JJS-05SA1 AA ()	100.00	21,040,000.00



Global Assumptions

Settlement Date : 28-Feb-2005
Pricing Date : 24-Feb-2005
Use Hist. Coupon
Use Actual Factor
Ending Factor Date: 09/09/9999
Multiple

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.670	2.890	3.130	3.485	3.872	4.056	4.186	4.294	4.384	4.468
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.545	4.615	4.677	4.732	4.787	4.828	4.869	4.910	5.026	5.094

Specific Parameters

Scenario	Prepay	Description	1YR_TRES	1Y_LIB	6M_LIB	PUT_FLAG	STEP_OVERRIDE
1	0.0000 CPR		3.10000	3.42000	3.11000	.00000	.00000
2	10.0000 CPR		3.10000	3.42000	3.11000	.00000	.00000
3	25.0000 CPR		3.10000	3.42000	3.11000	.00000	.00000
4	40.0000 CPR		3.10000	3.42000	3.11000	.00000	.00000
5	50.0000 CPR		3.10000	3.42000	3.11000	.00000	.00000

BEAR STEARNS

FASTrader

JJS-05SA1 A1 (1A1)

Settlement Date: 2/28/2005 Valuation Date: 2/24/2005 Yield Curve: USD Swap

JJS-05SA1 A1 (1A1)

		Pricing	
Dated Date:	2/1/05	WAC:	.00
Trade Date:	2/25/05	WAM:	.00
Settle Date:	2/25/05	Type:	
Date of 1st CF:	3/25/05	Collateral	
Pmts Per Year:		Cumulative Prepayment	
Manager:	BEARS		
Face:	325,067,171.00		
Speed Assumpt.:			

Monthly Prepayment

Date PSA CPR

Deal Comments

Tranche Details

Des:	A1	P-Des:	A1
Cusip:		Description:	3/1 GROUP 1
Orig. Bal:	50,000,000.00	Current Bal:	50,000,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	4.61	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.67	2.89	3.13	3.48	3.87	4.06	4.19	4.29	4.38	4.47
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.55	4.61	4.68	4.73	4.79	4.83	4.87	4.91	5.03	5.09

Results

1YR_TRES		3.10000	3.10000	3.10000	3.10000	3.10000
1Y_LIB		3.42000	3.42000	3.42000	3.42000	3.42000
6M_LIB		3.11000	3.11000	3.11000	3.11000	3.11000
PUT_FLAG		.00000	.00000	.00000	.00000	.00000
Prepay		0% CPR	10% CPR	25% CPR	40% CPR	50% CPR
STEP_OVERRIDE		.00000	.00000	.00000	.00000	.00000
Price 100:17+	Yield	5.20	4.98	4.65	4.33	4.11
Price 100:21+	Yield	5.19	4.96	4.61	4.25	4.01
Price 100:25+	Yield	5.18	4.94	4.56	4.18	3.92
Price 100:29+	Yield	5.17	4.92	4.52	4.11	3.82
Price 101: 1+	Yield	5.16	4.90	4.48	4.04	3.73
Price 101: 5+	Yield	5.14	4.88	4.43	3.97	3.64
Price 101: 9+	Yield	5.13	4.85	4.39	3.90	3.54

Security	% of Orig. Bal	Face Value
JJS-05SA1 A1 (1A1)	100.00	50,000,000.00



Global Assumptions

Settlement Date : 28-Feb-2005
Pricing Date : 24-Feb-2005
Use Hist. Coupon
Use Actual Factor
Ending Factor Date: 09/09/9999
Multiple

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.670	2.890	3.130	3.485	3.872	4.056	4.186	4.294	4.384	4.468
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.545	4.615	4.677	4.732	4.787	4.828	4.869	4.910	5.026	5.094

Specific Parameters

Scenario	Prepay	Description	1YR_TRES	1Y_LIB	6M_LIB	PUT_FLAG	STEP_OVERRIDE
1	0.0000 CPR		3.10000	3.42000	3.11000	.00000	.00000
2	10.0000 CPR		3.10000	3.42000	3.11000	.00000	.00000
3	25.0000 CPR		3.10000	3.42000	3.11000	.00000	.00000
4	40.0000 CPR		3.10000	3.42000	3.11000	.00000	.00000
5	50.0000 CPR		3.10000	3.42000	3.11000	.00000	.00000

BEAR STEARNS

FASTrader
JJS-05SA1 A2 (2A1)

JJS-05SA1 A2 (2A1)

		Pricing	
Dated Date:	2/1/05	WAC:	.00
Trade Date:	2/25/05	WAM:	.00
Settle Date:	2/25/05	Type:	
Date of 1st CF:	3/25/05	Collateral	
Pmts Per Year:		Cumulative Prepayment	
Manager:	BEARS		
Face:	325,067,171.00		
Speed Assumpt.:			

Monthly Prepayment
Date PSA CPR

Deal Comments

Tranche Details

Des:	A2	P-Des:	A2
Cusip:		Description:	3/1 GROUP 2
Orig. Bal:	72,376,000.00	Current Bal:	72,376,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	4.92	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas
Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.67	2.89	3.13	3.48	3.87	4.06	4.19	4.29	4.38	4.47
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.54	4.61	4.67	4.73	4.78	4.83	4.87	4.91	5.02	5.09

Settlement Date: 2/28/2005 Valuation Date: 2/24/2005 Yield Curve: USD Swap

Results

1YR_TRES		**3.10000**	**3.10000**	**3.10000**	**3.10000**	**3.10000**
1Y_LIB		**3.42000**	**3.42000**	**3.42000**	**3.42000**	**3.42000**
6M_LIB		**3.11000**	**3.11000**	**3.11000**	**3.11000**	**3.11000**
PUT_FLAG		**.00000**	**.00000**	**.00000**	**.00000**	**.00000**
Prepay		**0% CPR**	**10% CPR**	**25% CPR**	**40% CPR**	**50% CPR**
STEP_OVERRIDE		**.00000**	**.00000**	**.00000**	**.00000**	**.00000**
Price 100:22	**Yield**	5.19	5.00	4.70	4.42	4.22
Price 100:26	**Yield**	5.18	4.97	4.66	4.35	4.12
Price 100:30	**Yield**	5.17	4.95	4.62	4.28	4.03
Price 101: 2	**Yield**	5.16	4.93	4.57	4.21	3.93
Price 101: 6	**Yield**	5.15	4.91	4.53	4.13	3.84
Price 101:10	**Yield**	5.14	4.89	4.49	4.06	3.75
Price 101:14	**Yield**	5.13	4.87	4.44	3.99	3.65

Security	% of Orig. Bal	Face Value
JJS-05SA1 A2 (2A1)	100.00	72,376,000.00

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader
JJS-05SA1 A3 (3A1)

JJS-05SA1 A3 (3A1)

		Pricing	
Dated Date:	2/1/05	WAC:	.00
Trade Date:	2/25/05	WAM:	.00
Settle Date:	2/25/05	Type:	
Date of 1st CF:	3/25/05	Collateral	
Pmts Per Year:		Cumulative Prepayment	
Manager:	BEARS		
Face:	325,067,171.00		
Speed Assumpt.:			

Monthly Prepayment

Date PSA CPR

Deal Comments

Tranche Details

Des:	A3	P-Des:	A3
Cusip:		Description:	5/1 GROUP 3
Orig. Bal:	139,947,000.00	Current Bal:	139,947,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	4.61	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.67	2.89	3.13	3.48	3.88	4.06	4.19	4.29	4.38	4.47
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.55	4.61	4.68	4.73	4.79	4.83	4.87	4.91	5.03	5.09

Settlement Date: 2/28/2005 Valuation Date: 2/24/2005 Yield Curve: USD Swap

Results

	1YR_TRES		3.10000	3.10000	3.10000	3.10000	3.10000
	1Y_LIB		3.42000	3.42000	3.42000	3.42000	3.42000
	6M_LIB		3.11000	3.11000	3.11000	3.11000	3.11000
	PUT_FLAG		.00000	.00000	.00000	.00000	.00000
	Prepay		0% CPR	10% CPR	25% CPR	40% CPR	50% CPR
	STEP_OVERRIDE		.00000	.00000	.00000	.00000	.00000
Price	100.3359375	Yield	5.04	4.84	4.57	4.34	4.20
Price	100.4609375	Yield	5.03	4.82	4.53	4.27	4.10
Price	100.5859375	Yield	5.02	4.79	4.48	4.20	4.01
Price	100.7109375	Yield	5.01	4.77	4.44	4.13	3.91
Price	100.8359375	Yield	5.00	4.75	4.39	4.05	3.82
Price	100.9609375	Yield	4.99	4.73	4.35	3.98	3.72
Price	101.0859375	Yield	4.98	4.71	4.31	3.91	3.63

Security	% of Orig. Bal	Face Value
JJS-05SA1 A3 (3A1)	100.00	139,947,000.00

*** Please see attached document for detailed scenario assumptions used. ***

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current)
and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis,
which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the
value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

STATEMENT REGARDING CBO PRICING

The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exit for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other
person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.

BEAR STEARNS

FASTrader
JJS-05SA1 AA ()

JJS-05SA1 AA ()

		Pricing	
Dated Date:	2/1/05	WAC:	.00
Trade Date:	2/25/05	WAM:	.00
Settle Date:	2/25/05	Type:	
Date of 1st CF:	3/25/05	**Collateral**	
Pmts Per Year:		Cumulative Prepayment	
Manager:	BEARS		
Face:	325,067,171.00		
Speed Assumpt.:			

Monthly Prepayment
Date PSA CPR

Deal Comments

Tranche Details

Des:	AA	P-Des:	AA
Cusip:		Description:	
Orig. Bal:	21,040,000.00	Current Bal:	21,040,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	4.61	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas
Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.67	2.89	3.13	3.48	3.87	4.06	4.19	4.29	4.38	4.47
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.55	4.61	4.68	4.73	4.79	4.83	4.87	4.91	5.03	5.09

Settlement Date: 2/28/2005 Valuation Date: 2/24/2005 Yield Curve: USD Swap

Results

1YR_TRES			**3.10000**	**3.10000**	**3.10000**	**3.10000**	**3.10000**
1Y_LIB			**3.42000**	**3.42000**	**3.42000**	**3.42000**	**3.42000**
6M_LIB			**3.11000**	**3.11000**	**3.11000**	**3.11000**	**3.11000**
PUT_FLAG			**.00000**	**.00000**	**.00000**	**.00000**	**.00000**
Prepay			**0% CPR**	**10% CPR**	**25% CPR**	**40% CPR**	**50% CPR**
STEP_OVERRIDE			**.00000**	**.00000**	**.00000**	**.00000**	**.00000**
Price	**100:18+**	**Yield**	5.20	4.98	4.64	4.31	4.08
Price	**100:22+**	**Yield**	5.18	4.96	4.60	4.24	3.99
Price	**100:26+**	**Yield**	5.17	4.93	4.55	4.17	3.89
Price	**100:30+**	**Yield**	5.16	4.91	4.51	4.09	3.80
Price	**101: 2+**	**Yield**	5.15	4.89	4.47	4.02	3.71
Price	**101: 6+**	**Yield**	5.14	4.87	4.42	3.95	3.61
Price	**101:10+**	**Yield**	5.13	4.85	4.38	3.88	3.52

Security	% of Orig. Bal	Face Value
JJS-05SA1 AA ()	100.00	21,040,000.00



Global Assumptions

Settlement Date : 28-Feb-2005
Pricing Date : 24-Feb-2005
Use Hist. Coupon
Use Actual Factor
Ending Factor Date: 09/09/9999
Multiple

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.670	2.890	3.130	3.485	3.872	4.056	4.186	4.294	4.384	4.468
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.545	4.615	4.677	4.732	4.787	4.828	4.869	4.910	5.026	5.094

Specific Parameters

Scenario	Prepay	Description	1YR_TRES	1Y_LIB	6M_LIB	PUT_FLAG	STEP_OVERRIDE
1	0.0000 CPR		3.10000	3.42000	3.11000	.00000	.00000
2	10.0000 CPR		3.10000	3.42000	3.11000	.00000	.00000
3	25.0000 CPR		3.10000	3.42000	3.11000	.00000	.00000
4	40.0000 CPR		3.10000	3.42000	3.11000	.00000	.00000
5	50.0000 CPR		3.10000	3.42000	3.11000	.00000	.00000

BEAR STEARNS

FASTrader

JJS-05SA1 A1 (1A1)

JJS-05SA1 A1 (1A1)

		Pricing	
Dated Date:	2/1/05	WAC:	.00
Trade Date:	2/25/05	WAM:	.00
Settle Date:	2/25/05	Type:	
Date of 1st CF:	3/25/05	Collateral	
Pmts Per Year:		Cumulative Prepayment	
Manager:	BEARS		
Face:	325,067,171.00		
Speed Assumpt.:			

Monthly Prepayment

Date PSA CPR

Deal Comments

Tranche Details

Des:	A1	P-Des:	A1
Cusip:		Description:	3/1 GROUP 1
Orig. Bal:	50,000,000.00	Current Bal:	50,000,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	4.61	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.67	2.89	3.13	3.48	3.87	4.06	4.19	4.29	4.38	4.47
USD Swap	**8yr**	**9yr**	**10yr**	**11yr**	**12yr**	**13yr**	**14yr**	**15yr**	**20yr**	**30yr**
	4.55	4.61	4.68	4.73	4.79	4.83	4.87	4.91	5.03	5.09

Settlement Date: 2/28/2005 Valuation Date: 2/24/2005 Yield Curve: USD Swap

Results

1YR_TRES		3.10000	3.10000	3.10000	3.10000	3.10000
1Y_LIB		3.42000	3.42000	3.42000	3.42000	3.42000
6M_LIB		3.11000	3.11000	3.11000	3.11000	3.11000
PUT_FLAG		.00000	.00000	.00000	.00000	.00000
Prepay		0% CPR	10% CPR	25% CPR	40% CPR	50% CPR
STEP_OVERRIDE		.00000	.00000	.00000	.00000	.00000
Price 100:17+	Yield	5.20	4.98	4.65	4.33	4.11
Price 100:21+	Yield	5.19	4.96	4.61	4.25	4.01
Price 100:25+	Yield	5.18	4.94	4.56	4.18	3.92
Price 100:29+	Yield	5.17	4.92	4.52	4.11	3.82
Price 101: 1+	Yield	5.16	4.90	4.48	4.04	3.73
Price 101: 5+	Yield	5.14	4.88	4.43	3.97	3.64
Price 101: 9+	Yield	5.13	4.85	4.39	3.90	3.54

Security	% of Orig. Bal	Face Value
JJS-05SA1 A1 (1A1)	100.00	50,000,000.00

Global Assumptions

Settlement Date : 28-Feb-2005
Pricing Date : 24-Feb-2005
Use Hist. Coupon
Use Actual Factor
Ending Factor Date: 09/09/9999
Multiple

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.670	2.890	3.130	3.485	3.872	4.056	4.186	4.294	4.384	4.468
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.545	4.615	4.677	4.732	4.787	4.828	4.869	4.910	5.026	5.094

Specific Parameters

Scenario	Prepay	Description	1YR_TRES	1Y_LIB	6M_LIB	PUT_FLAG	STEP_OVERRIDE
1	0.0000 CPR		3.10000	3.42000	3.11000	.00000	.00000
2	10.0000 CPR		3.10000	3.42000	3.11000	.00000	.00000
3	25.0000 CPR		3.10000	3.42000	3.11000	.00000	.00000
4	40.0000 CPR		3.10000	3.42000	3.11000	.00000	.00000
5	50.0000 CPR		3.10000	3.42000	3.11000	.00000	.00000

BEAR STEARNS

FASTrader
JJS-05SA1 A2 (2A1)

JJS-05SA1 A2 (2A1)

		Pricing
Dated Date:	2/1/05	WAC: .00
Trade Date:	2/25/05	WAM: .00
Settle Date:	2/25/05	Type:
Date of 1st CF:	3/25/05	Collateral
Pmts Per Year:		Cumulative Prepayment
Manager:	BEARS	
Face:	325,067,171.00	
Speed Assumpt.:		

Monthly Prepayment

Date PSA CPR

Deal Comments

Tranche Details

Des:	A2	P-Des:	A2
Cusip:		Description:	3/1 GROUP 2
Orig. Bal:	72,376,000.00	Current Bal:	72,376,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	4.92	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.67	2.89	3.13	3.48	3.87	4.06	4.19	4.29	4.38	4.47
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.54	4.61	4.67	4.73	4.78	4.83	4.87	4.91	5.02	5.09

Settlement Date: 2/28/2005 Valuation Date: 2/24/2005 Yield Curve: USD Swap

Results

1YR_TRES			3.10000	3.10000	3.10000	3.10000	3.10000
1Y_LIB			3.42000	3.42000	3.42000	3.42000	3.42000
6M_LIB			3.11000	3.11000	3.11000	3.11000	3.11000
PUT_FLAG			.00000	.00000	.00000	.00000	.00000
Prepay			0% CPR	10% CPR	25% CPR	40% CPR	50% CPR
STEP_OVERRIDE			.00000	.00000	.00000	.00000	.00000
Price	100:22	Yield	5.19	5.00	4.70	4.42	4.22
Price	100:26	Yield	5.18	4.97	4.66	4.35	4.12
Price	100:30	Yield	5.17	4.95	4.62	4.28	4.03
Price	101: 2	Yield	5.16	4.93	4.57	4.21	3.93
Price	101: 6	Yield	5.15	4.91	4.53	4.13	3.84
Price	101:10	Yield	5.14	4.89	4.49	4.06	3.75
Price	101:14	Yield	5.13	4.87	4.44	3.99	3.65

Security	% of Orig. Bal	Face Value
JJS-05SA1 A2 (2A1)	100.00	72,376,000.00

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader

JJS-05SA1 A3 (3A1)

JJS-05SA1 A3 (3A1)

Dated Date:	2/1/05	**Pricing**
Trade Date:	2/25/05	WAC: .00
Settle Date:	2/25/05	WAM: .00
Date of 1st CF:	3/25/05	Type:
Pmts Per Year:		**Collateral**
Manager:	BEARS	Cumulative Prepayment
Face:	325,067,171.00	
Speed Assumpt.:		

Monthly Prepayment

Date	PSA	CPR

Deal Comments

Tranche Details

Des:	A3	P-Des:	A3
Cusip:		Description:	5/1 GROUP 3
Orig. Bal:	139,947,000.00	Current Bal:	139,947,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	4.61	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.67	2.89	3.13	3.48	3.88	4.06	4.19	4.29	4.38	4.47
USD Swap	**8yr**	**9yr**	**10yr**	**11yr**	**12yr**	**13yr**	**14yr**	**15yr**	**20yr**	**30yr**
	4.55	4.61	4.68	4.73	4.79	4.83	4.87	4.91	5.03	5.09

Settlement Date: 2/28/2005 Valuation Date: 2/24/2005 Yield Curve: USD Swap

Results

	1YR_TRES		3.10000	3.10000	3.10000	3.10000	3.10000
	1Y_LIB		3.42000	3.42000	3.42000	3.42000	3.42000
	6M_LIB		3.11000	3.11000	3.11000	3.11000	3.11000
	PUT_FLAG		.00000	.00000	.00000	.00000	.00000
	Prepay		0% CPR	10% CPR	25% CPR	40% CPR	50% CPR
	STEP_OVERRIDE		.00000	.00000	.00000	.00000	.00000
Price	100.3359375	Yield	5.04	4.84	4.57	4.34	4.20
Price	100.4609375	Yield	5.03	4.82	4.53	4.27	4.10
Price	100.5859375	Yield	5.02	4.79	4.48	4.20	4.01
Price	100.7109375	Yield	5.01	4.77	4.44	4.13	3.91
Price	100.8359375	Yield	5.00	4.75	4.39	4.05	3.82
Price	100.9609375	Yield	4.99	4.73	4.35	3.98	3.72
Price	101.0859375	Yield	4.98	4.71	4.31	3.91	3.63

Security	% of Orig. Bal	Face Value
JJS-05SA1 A3 (3A1)	100.00	139,947,000.00

*** Please see attached document for detailed scenario assumptions used. ***